BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

April 13, 2026

BNY Mellon Variable Investment Fund

- Government Money Market Portfolio

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver Agreement – Government Money Market Portfolio

To Whom It May Concern:

Effective May 1, 2026, BNY Mellon Investment Adviser, Inc., intending to be legally bound, hereby confirms its agreement in respect of Government Money Market Portfolio (the "fund"), a series of BNY Mellon Variable Investment Fund (the "Trust"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed to waive receipt of a portion of its management fee in the amount of .20% of the value of the fund's average daily net assets until May 1, 2027. On or after May 1, 2027, BNY Mellon Investment Adviser, Inc. may terminate this waiver agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNY Mellon Investment Adviser, Inc., to lower the net amounts shown and may only be terminated prior to May 1, 2027, in the event of termination of the Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC

By: /s/James Windels
James Windels
Vice President and Director

Accepted and Agreed To:

BNY MELLON VARIABLE INVESTMENT FUND,

On behalf of Government Money Market Portfolio

By: /s/Amanda Quinn

Amanda Quinn

Assistant Secretary